SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________

SCHEDULE 13G/A*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Hughes Communications Inc.
(Name of Issuer)

Common Stock
(Title of Series of Securities)

444398101
(CUSIP number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)
_____________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 444398101	13G/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Solus Alternative Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER N/A
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,999,7031
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER N/A
WITH	8	SHARED DISPOSITIVE POWER 1,999,7032
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,999,7033
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ** ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.17%
12	TYPE OF REPORTING PERSON ** IA
_____________________
1   As of December 31, 2010, the Reporting Person had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 1,999,703 shares of Common Stock.
2   See Footnote 1.
3   See Footnote 1.

CUSIP No. 444398101	13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Solus GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER N/A
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,999,7034
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER N/A
WITH	8	SHARED DISPOSITIVE POWER 1,999,7035
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,999,7036
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ** ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.17%
12	TYPE OF REPORTING PERSON ** OO

____________________
4   As of December 31, 2010, the Reporting Person had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 1,999,703 shares of Common Stock.
5   See Footnote 4.
6   See Footnote 4.

CUSIP No. 444398101	13G/A	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Pucillo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER N/A
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,999,7037
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER N/A
WITH	8	SHARED DISPOSITIVE POWER 1,999,7038
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,999,7039
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ** ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.17%
12	TYPE OF REPORTING PERSON ** IN
____________________
7   As of December 31, 2010, the Reporting Person had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 1,999,703 shares of Common Stock.
8   See Footnote 7.
9   See Footnote 7.

CUSIP No. 444398101	13G/A	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

Hughes Communications Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

11717 Exploration Lane, Germantown, MD 20876

Item 2(a).	Name of Person Filing:

This statement is filed by:

(i) Solus Alternative Asset Management LP, a Delaware limited partnership registered with the Securities and Exchange Commission (the “SEC’), which serves as the investment manager (the “Investment Manager”) to certain investment funds (the “Funds”), with respect to the shares of Common Stock (as defined in Item 2(d), below);

(ii) Solus GP, LLC, a Delaware limited liability company (the “GP”), which serves as the general partner to the Investment Manager, with respect to the shares of Common Stock; and

(iii) Mr. Christopher Pucillo (“Mr. Pucillo”), a United States citizen, who serves as the managing member to the GP with respect to the shares of Common Stock.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

410 Park Avenue, 11th Floor, New York, NY  10022

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

444398101

CUSIP No. 444398101	13G/A	Page 6 of 8 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☒	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check the box. ☐

Item 4.	Ownership.

(a)	Amount beneficially owned: 1,999,70310
(b)	Percent of class: 9.17%
(c)	(i)	Sole power to vote or direct the vote: N/A
(ii)	Shared power to vote or direct the vote: 1,999,70311
(iii)	Sole power to dispose or direct the disposition: N/A
(iv)	Shared power to dispose or direct the disposition: 1,999,70312
_____________________
10   As of December 31, 2010, the Reporting Person had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 1,999,703 shares of Common Stock.
11   See Footnote 10.
12   See Footnote 10.

CUSIP No. 444398101	13G/A	Page 7 of 8 Pages

Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G and membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As of December 31, 2010, the Funds managed on a discretionary basis by the Reporting Persons had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Stock.  One such account, SOLA LTD, had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

The Reporting Person hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 444398101	13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

By:	/s/ Christopher Pucillo
Christopher Pucillo individually and as managing member of Solus GP LLC, for itself and as the general partner of Solus Alternative Asset Management LP